
June 18, 2020

John Quaid
Senior Vice President and Controller
Marathon Petroleum Corp
539 South Main Street
Findlay, Ohio 45840-3229

      **Re: Marathon Petroleum Corp**
          **Form 10-K for the Fiscal Year Ended December 31, 2019**
          **Filed February 28, 2020**
          **File No. 001-35054**

Dear Mr. Quaid :

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation